THE POCKET SHOT COMPANY

September 15, 2016

Securities and Exchange Commission

100 F Street, Mail Stop 7010

Washington, DC 20549

Re:       The Pocket Shot Company S-1

File No. 333-212055

Dear Sir or Madame:

The undersigned, The Pocket Shot Company, a Colorado corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (File No. 333-212055) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 4:30 PM on September 16, 2016 or as soon thereafter as is possible.

Sincerely,

The Pocket Shot Company

/s/ Jarrold Bachmann

Jarrold Bachmann

CEO